Mara Ransom

Assistant Director

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 29, 2020

Re:	Sugarfina Corporation
Amendment No. 2 to Offering Statement on Form 1-A
File No. 024-11352

Dear Ms. Ransom:

On behalf of Sugarfina Corporation (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 p.m., Eastern Time, on December 31, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Scott LaPorta

Scott LaPorta
CEO and Director
Sugarfina Corporation